MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or “the Company”) is prepared as of August 6, 2013 and relates to the financial condition and results of operations for the three and six months ended June 30, 2013. The three months ended June 30, 2013 is also referred to as the “current period”, “second quarter” or “Q2 2013”. The six months ended June 30, 2013 is also referred to as “YTD 2013”. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three and six months ended June 30, 2013 which have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All amounts are presented in United States dollars (“US dollars” or “USD”), the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measure of cash cost per gold ounce on a by-product basis and all-in sustaining cash cost per gold ounce on a by-product basis throughout this document. For further information, see the “Non-GAAP Measures” section of this document.

SECOND QUARTER HIGHLIGHTS

-

Metal revenues were $35.1 million, compared to $38.2 million during the same prior year period. This represents an 8% decrease in revenue over the prior year, primarily due to the decrease in gold price beginning in April 2013. The average London PM Fix price was $1,415 per ounce, compared to $1,609 per ounce during the same prior year period. This represents a 12% decrease over the prior year.

-

Profit from operations was $3.4 million, compared to $14.3 million during the same prior year period. This represents a 76% decrease over the prior year. This was mainly due to the reduced revenues realized from the lower gold price and, as a result of the lower gold price, a $5.5 million impairment was required on the non-current unprocessed ore stockpile during the current period.

-	Earnings were $1.0 million or $0.01 per share, compared to $6.7 million or $0.05 per share during the same prior year period. This represents a 86% and 80% decrease, respectively, over the prior year.

-	Cash flows from operations before changes in non-cash working capital were $12.1 million or $0.08 per share, compared to $18.6 million or $0.13 per share during the same prior year period.

-

Cash at June 30, 2013 was $14.4 million after investing $17.0 million in exploration, plant expansion and spending on deferred stripping. Cash at June 30, 2012 was $21.2 million after investing $7.0 million in exploration, plant expansion and spending on deferred stripping.

-

The Company produced 28,024 ounces of gold and sold 28,024 ounces of gold, compared to 23,203 and 23,499, respectively, during the same prior year period. This represents a 21% and 19% increase of ounces produced and sold, respectively, over the prior year due to increased throughput and crushing capacity.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2013
(in United States dollars, tabular amounts in thousands, except where noted)

-

The Company’s cash cost per ounce on a by-product basis was $705 (all-in sustaining cash cost per ounce on a by- product basis - $855), compared to $709 (all-in sustaining cash cost per ounce on a by-product basis - $1,048) during the same prior year period. This decrease in cash costs is due to cost reduction initiatives including a reduction in mining services cost to $1.59 per tonne of material mined from $1.64 per tonne in the original contract and reduced cyanide costs offset by lower grades realized in the current quarter of 0.81 grams of gold per tonne (“g/t Au”), compared to the same prior year quarter 0.90 g/t Au. The Company’s corporate and administrative expenses also decreased over the prior year, further reducing the all-in sustaining cash costs per ounce on a by-product basis.

-	The drill program at the San Francisco Gold Property (“the Gold Property”) concluded in Q2 2013 with a total of 49,413 meters (YTD 2013 - 135,436 meters) drilled as follows:
	•	A total of 41,447 meters (YTD 2013 - 113,280 meters) of drilling were completed in and around the San Francisco open pit gold mine (“the Mine”); and
•

A total of 3,342 meters (YTD 2013 - 15,095 meters) were drilled in exploration areas outside of the San Francisco and La Chicharra pits with an additional 4,624 meters (YTD 2013 - 7,061 meters) of core drilling.

-

The Company negotiated with Sprott Resource Lending Partnership (“the Lender” or “Sprott”) to waive the anniversary fee of 1% of the total balance outstanding on the Loan Facility (payable in shares), totalling $0.2 million, which was due July 28, 2013.

-	Significant milestones:

	•	Processed a record average of 20,317 tonnes per day (“t/d”) due to additional crushing capacity during the quarter.

RECENT DEVELOPMENTS

-	During July 2013, the Company announced postponing the installation of a new crushing circuit as well as the commencement of La Chicharra operations until the new mine plan has been produced.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the Mine in the state of Sonora, Mexico. The Mine and La Chicharra are collectively known as the the San Francisco Gold Property, or the Gold Property. The Company has title to approximately 200,000 hectares of exploration claims in and around the Gold Property.

The Company also has title to the TIM claims located in the state of Zacatecas, Mexico. The Company has also entered into a property option agreement to earn an interest in the San Onesimo mineral concessions located in the state of Zacatecas, Mexico. The Company also has title to the Santa Maria del Oro claim in the state of Jalisco, as well as 40,000 hectares in the state of Nayarit, Mexico for the El Capomo property.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: TMM) and the New York Stock Exchange MKT (NYSE.MKT: TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

The Company’s growth strategy is to produce 125,000 - 130,000 ounces during 2013, to achieve 2013 cash cost guidance of $700 - $750 per ounce and to increase its reserve base through a number of initiatives, including the following:

-	Increasing crushing capacity throughput at the Gold Property to 30,000 t/d; and

-	Increasing the capacity of the ADR gold plant to meet production requirements.

These growth initiatives are expected to be financed by internal cash flow generated from the operations at the Gold Property.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

Due to the decrease in gold price during Q2 2013, the Company is reviewing its budgets in order to focus on improving operating cash flow. Reductions of costs and deferrals of expenditures at the Gold Property have been implemented in areas including capital expenditures, exploration and general and administrative expenses. Production and cost guidance for 2013 are not expected to be affected by the changes; however, the Company will continue to monitor and assess the potential impact of capital spending changes on its guidance.

REVIEW OF FINANCIAL RESULTS

		Three months ended June 30,				Six months ended June 30,
		2013		2012		2013		2012
Gold sold (oz)		28,024		23,499		56,666		44,734

Silver sold (oz)		16,124		14,452		30,437		26,192

Average realized gold price (per oz)		$1,253		$1,624		$1,428		$1,651

Average London spot gold price (per oz)		$1,415		$1,609		$1,523		$1,651

Metal revenues		$35,123		$38,160		$81,011		$73,848

Profit from operations		$3,382		$14,345		$22,634		$27,388

Earnings		$972		$6,715		$15,262		$11,773

Earnings per share
-basic		$0.01		$0.05		$0.11		$0.08
-diluted		$0.01		$0.05		$0.11		$0.08

Cash flows from operations		$4,678		$9,610		$26,502		$22,346

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil

Second Quarter Results

Earnings for the Company decreased to $1.0 million for Q2 2013, compared to $6.7 million for Q2 2012 as a result of the following factors:

Metal revenues

The Company sold 28,024 gold ounces at an average realized gold price of $1,253 per ounce, compared to sales of 23,499 gold ounces at an average realized gold price of $1,624 per gold ounce during Q2 2012. This represents an increase of 19% in ounces sold and a decrease of 23% in realized gold price. A significant portion of Q2 2013 sales occurred in the month of June due to the timing of gold production, which coincided with a particularly weak period in gold price. As a result, total metal revenues from mining operations were $35.1 million, compared to $38.2 million during Q2 2012. The average London PM Fix price was $1,415 per ounce, compared to $1,609 per ounce during the same prior year period. This represents a 12% decrease over the prior year.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $20.0 million, compared to $17.0 million during Q2 2012. This increase is substantially attributed to the increased number of ounces sold.

Depletion and depreciation costs form a component of cost of sales and were $3.7 million, compared to $2.3 million during Q2 2012. This resulted from the increased number of ounces sold.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

Impairment of non-current unprocessed ore stockpile

Due to the significant drop in long-term gold price during Q2 2013, an impairment assessment was required in order to determine whether the net realizable value of the unprocessed ore stockpile was less than the total expected costs to process it. As a result of this impairment assessement (using an estimated long-term gold price of $1,325 per ounce), an impairment charge of $5.5 million was recognized during Q2 2013 against the net book value of the non-current unprocessed ore stockpile.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $2.5 million, compared to $4.5 million during Q2 2012. Share-based payments form a component of the corporate and administrative expenses and decreased to $0.2 million from $1.9 million during Q2 2012. This decrease is a direct result of nearly all options having been vested by the end of Q1 2013. Salaries also decreased to $1.0 million, compared to $1.3 million during Q2 2012 due to the timing of bonus payments to management. Consulting and professional fees decreased to $0.3 million, compared to $0.7 million during Q2 2012 as a result of fewer consultants working with the Company combined with reduced professional fees.

Finance expense

Finance expense was $0.4 million, compared to $0.8 million during Q2 2012. The C$18.0 million debt agreement with Sprott was renegotiated during 2012 and now carries a cash interest rate of 8% rather than 12% under the original terms.

Income tax expense

Income tax expense was $1.9 million, compared to $6.8 million during Q2 2012. A current tax recovery of $1.6 million was realized, compared to a current tax expense of $4.6 million during Q2 2012 due to the decline in gold price combined with accelerated deductions taken on capital expenditures during the current quarter as well as currency fluctuations. Deferred tax expense was $3.5 million (netted with a deferred tax recovery realized from the impairment of the non-current unprocessed ore stockpile), compared to $2.2 million during Q2 2012. The effective tax rate for Q2 2013 was impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary.

YTD Results

Earnings for the Company increased to $15.3 million for YTD 2013, compared to $11.8 million for YTD 2012 as a result of the following factors:

Metal revenues

The Company sold 56,666 gold ounces at an average realized gold price of $1,428 per ounce, compared to sales of 44,734 gold ounces at an average realized gold price of $1,651 per gold ounce during YTD 2012. This represents an increase of 27% in ounces sold and a decrease of 14% in realized gold price over the same prior year period. Total metal revenues from mining operations were $81.0 million, compared to $73.8 million during YTD 2012. The average London PM Fix price was $1,523 per ounce, compared to $1,651 per ounce during the same prior year period. This represents an 8% decrease over the same prior year period.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $40.5 million, compared to $32.6 million during YTD 2012. This increase is substantially attributed to the increased number of ounces sold.

Depletion and depreciation costs form a component of cost of sales and were $6.7 million, compared to $4.5 million during YTD 2012. This resulted from the increased number of ounces sold.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

Impairment of non-current unprocessed ore stockpile

Due to the significant drop in long-term gold price during Q2 2013, an impairment assessment was required in order to determine whether the net realizable value of the unprocessed ore stockpile was less than the total expected costs to process it. As a result of this impairment assessement (using an estimated long-term gold price of $1,325 per ounce), an impairment charge of $5.5 million was recognized during YTD 2013 against the net book value of the non-current unprocessed ore stockpile.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $5.6 million, compared to $9.4 million during YTD 2012. Share-based payments form a component of the corporate and administrative expenses and decreased to $0.6 million from $4.3 million during YTD 2012. This decrease is a direct result of nearly all options having been vested by the end of YTD 2013. Salaries were consistent at $2.0 million, compared to $1.9 million during YTD 2012 while consulting and professional fees decreased to $0.6 million, compared to $1.3 million during YTD 2012 as a result of fewer consultants working with the Company combined with reduced professional fees.

Finance expense

Finance expense was $0.9 million, compared to $1.5 million during YTD 2012. The C$18.0 million debt agreement with Sprott was renegotiated during 2012 and now carries a cash interest rate of 8% rather than 12% under the original terms.

Income tax expense

Income tax expense was $6.8 million, compared to $13.5 million during YTD 2012. The current tax expense decreased to $0.5 million, compared to $10.4 million during YTD 2012 due to the decline in gold price combined with accelerated deductions taken on capital expenditures during YTD 2013 as well as currency fluctuations. Deferred tax expense was $6.4 million (netted with a deferred tax recovery realized from the impairment of the non-current unprocessed ore stockpile), compared to $3.1 million during YTD 2012. The effective tax rate for YTD 2013 was impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

REVIEW OF QUARTERLY FINANCIAL RESULTS

																		Three			Three
																		months			months
		Q2		Q1		Q4			Q3			Q2			Q1			Dec.31,			Sep.30,
		2013		2013		2012	(2)		2012	(2)		2012	(2)		2012	(2)		2011	(1)		2011	(1)
Gold sold (oz)		28,024		28,642		24,241			25,153			23,499			21,235			21,895			16,917

Silver sold (oz)		16,124		14,313		16,203			13,857			14,452			11,740			11,635			8,640
Average realized gold price (per oz)		$1,253		$1,602		$1,675			$1,660			$1,624			$1,681			$1,621			$1,670
Average London spot gold price (per oz)		$1,415		$1,632		$1,722			$1,652			$1,609			$1,691			$1,688			$1,702
By-product cash cost (per oz)		$705		$703		$723			$668			$709			$715			$646			$580
Metal revenues		$35,123		$45,889		$40,596			$41,748			$38,160			$35,688			$35,495			$28,249
Profit from operations		$3,382		$19,253		$16,385			$19,166			$14,345			$13,043			$15,793			$10,334
Earnings		$972		$14,291		$12,270			$13,691			$6,715			$5,623			$11,531			$3,596
Earnings per share, basic and diluted		$0.01		$0.10		$0.09			$0.10			$0.05			$0.04			$0.08			$0.03
Cash flows from operations		$4,678		$21,824		$16,615			$15,426			$9,610			$13,131			$11,457			$7,821
Cash dividends declared	$	Nil	$	Nil	$	Nil		$	Nil		$	Nil		$	Nil		$	Nil		$

(1)

Due to the change in year-end from March 31 to December 31 during the three months ended December 31, 2011, there is no Q3 period for the nine months ended December 31, 2011. Also, the previously reported Q2 2012 period has been renamed to “three months September 30, 2011”, so that the quarterly periods during calendar 2012 could be named Q1 2012, Q2 2012, Q3 2012, and Q4 2012.

(2)

Due to the adoption of IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine, which was effective January 1, 2013 and applied retroactively to January 1, 2012, previously reported financial results for Q1 2012, Q2 2012, Q3 2012, and Q4 2012 have been recast in the table above. There was no impact to 2011 previously reported figures included in the table above. Please refer to note 3a)ii to the interim financial statements.

Trend analysis

Metal revenues generally trended higher over the past eight quarters as the Company has benefited from increasing volume of gold ounces sold. Q1 2013 and Q2 2013 have seen a drop in gold prices, and therefore realized gold prices have decreased in parallel. This has resulted in lower than expected revenue.

Q2 2013 vs. Q1 2013

Earnings for the Company decreased to $1.0 million for Q2 2013, compared to $14.3 million for Q1 2013 as a result of the following factors:

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

Metal revenues

The Company sold 28,024 gold ounces at an average realized gold price of $1,253 per ounce, compared to sales of 28,642 gold ounces at an average realized gold price of $1,602 per gold ounce during Q1 2013. This represents a decrease of 2% in ounces sold and a decrease of 22% in realized gold price. A significant portion of Q2 2013 sales occurred in the month of June due to the timing of gold production, which coincided with a particularly weak period in gold price. As a result, total metal revenues from mining operations were $35.1 million, compared to $45.9 million during Q1 2013. The average London PM Fix price was $1,415 per ounce, compared to $1,632 per ounce during Q1 2013. This represents an 13% decrease over the prior period.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were consistent at $20.0 million, compared to $20.5 million during Q1 2013.

Depletion and depreciation costs form a component of cost of sales and were $3.7 million, compared to $3.0 million during Q1 2013.

Impairment of non-current unprocessed ore stockpile

Due to the significant drop in long-term gold price during Q2 2013, an impairment assessment was required in order to determine whether the net realizable value of the unprocessed ore stockpile was less than the total expected costs to process it. As a result of this impairment assessement (using an estimated long-term gold price of $1,325 per ounce), an impairment charge of $5.5 million was recognized during Q2 2013 against the net book value of the non-current unprocessed ore stockpile.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $2.5 million, compared to $3.1 million during Q1 2013. Share-based payments form a component of the corporate and administrative expenses and decreased to $0.2 million from $0.4 million during Q1 2013. This decrease is a direct result of nearly all options having been vested by the end of Q1 2013. Salaries were consistent at $1.0 million, compared to $1.0 million during Q1 2013 while consulting fees decreased to $0.3 million, compared to $0.4 million during Q1 2013.

Finance expense

Finance expense was consistent at $0.4 million, compared to $0.5 million during Q1 2013. The C$18.0 million debt agreement with Sprott was renegotiated during 2012 and now carries a cash interest rate of 8% rather than 12% under the original terms.

Income tax expense

Income tax expense was $1.9 million, compared to $4.9 million during Q1 2013. A current tax recovery of $1.6 million was realized, compared to a current tax expense of $2.1 million during Q1 2013 due to the decline in gold price combined with accelerated deductions taken on capital expenditures during the current quarter as well as currency fluctuations. Deferred tax expense was $3.5 million (netted with a deferred tax recovery realized from the impairment of the non-current unprocessed ore stockpile), compared to $2.8 million during Q1 2013. The effective tax rate for Q2 2013 was impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine, which was commissioned in April 2010, is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Ore processed (t)	1,848,832	1,347,112	3,636,095	2,602,589
Average ore processed grade (g/t Au)	0.81	0.90	0.82	0.84
Ore mined (dry tonnes)	2,233,782	2,098,087	4,347,393	4,158,149
Average ore mined grade (g/t Au)	0.70	0.66	0.71	0.63
Ore stockpiled (t)	456,950	791,776	856,734	1,596,361
Average ore stockpiled grade (g/t Au)	0.25	0.25	0.25	0.26
Waste mined (t)	6,235,920	4,342,495	12,610,969	8,222,157
Total mined (t)	8,541,702	6,481,382	17,103,798	12,421,106
Strip ratio	2.70	2.07	2.81	1.98
Total days in period	91	91	181	182
Average ore processed per day (t/d)	20,317	14,083	20,112	14,300
Gold produced (oz)	28,024	23,203	56,351	44,734
Silver produced (oz)	16,124	14,452	30,437	26,192

The Company produced 28,024 gold ounces and 16,124 silver ounces during the current period, compared to 23,203 gold ounces and 14,452 silver ounces during the same prior year period.

The Company mined a total of 8.5 million tonnes from the Mine during the current period, compared to 6.5 million tonnes during the same prior year period. Dry tonnes of ore mined were 2.2 million tonnes of ore during the current period, compared to 2.1 million tonnes of ore during the same prior year period. The strip ratio increased to 2.70 during the current period from 2.07 during the same prior year period as a result of a planned increase in waste being mined. The Company stockpiled 0.5 million tonnes during the current period, compared to 0.8 million tonnes during the same prior year period.

The Company increased total tonnes mined quarter over quarter through calendar 2010 and 2011, which led to a planned expansion of the crushing facilities from 14,000 t/d to 16,000 t/d. The Company commissioned the expansion in July 2011 with successful testing through July and August 2011. In Q4 2012, the Company completed the installation of an additional crushing circuit which increased total crushing capacity to 24,000 t/d.

The average grade of ore processed during the current period was 0.81 g/t Au, compared to the the same prior year period of 0.90 g/t Au due to a planned change in processed ore grade.

The average grade of ore mined from the Mine during the current period was 0.70 g/t Au, compared to the same prior year period of 0.66 g/t.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold. Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce, capital costs, exploration expenditures, and foreign currency fluctuations.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s commitments, working capital requirements and capital expenditures at its existing mining interests. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had cash on hand at June 30, 2013 of $14.4 million and VAT receivable of $18.4 million, of which the Company anticipates recovering approximately $7.1 million in the near-term. In addition, the Company has $25.2 million in trade payable and accrued liabilities, and $17.1 million (C$18.0 million) in debt related to the Sprott loan facility.

Cash flow provided by operating activities will vary depending on the prices of gold, fluctuations in the Mexican peso value, total production, and other capital projects during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the Mine.

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur. The Company will also have commitments with regards to payments going to El Picacho and San Onesimo exploration properties at various dates until January 2015.

At the beginning of 2013, the Mexican government proposed a 5% mining tax which would be based on the taxable income of a producing mine, before the deduction of expenses including interest, taxes, depreciation and amortization. The proposal is to be brought forward for discussion at the level of the Mexican Senate (“the Senate”) and the review process is expected to take place in September 2013. The Senate’s approval is required in order for the bill to take effect and if approved, the new mining tax would be applied prospectively and would therefore affect the Company’s future earnings.

Cash flow

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Cash flow provided by operating activities	$4,678	$9,610	$26,502	$22,346
Cash flow used in investing activities	$(16,971)	$(6,995)	$(35,794)	$(12,359)
Cash flow (used in) provided by financing activities	$(186)	$208	$(538)	$1,253

Cash flow from operating activities for Q2 2013 was $4.7 million, compared to $9.6 million for Q2 2012. The main drivers of this change over prior year are increased ounces sold for the current period offset by a lower average realized gold price resulting in profit before income tax of $2.9 million, compared to $13.5 million during Q2 2012. Movements in trade receivables reduced cash flows by $4.6 million during Q2 2013 as a result of the increase in VAT receivable, compared to a decrease of $6.5 million during Q2 2012, while the movements in inventories decreased cash flows by $3.3 million in Q2 2013, compared to $1.2 million in Q2 2012. Tax payments were $nil during Q2 2013 (Q2 2012 - $nil) as a result of the Company continuing to use VAT receivable to pay income tax balance instalments.

Similarly, cash flow from operating activities for YTD 2013 was $26.5 million, compared to $22.3 million for YTD 2012. The main drivers of this change over prior year are increased ounces sold for the period partially offset by lower realized gold prices, resulting in profit before income tax of $22.1 million, compared to $25.3 million during YTD 2012. Movements in trade receivables reduced cash flows by $9.4 million during YTD 2013, compared to a decrease of $5.5 million during YTD 2012, while the movements in inventories decreased cash flows by $5.6 million in YTD 2013, compared to $4.3 million in YTD 2012. Tax payments were $nil during YTD 2013 (YTD 2012 - $nil) as a result of the Company continuing to use VAT receivable to pay income tax balance instalments.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

Cash flow used in investing activities for Q2 2013 and YTD 2013 was $17.0 million and $35.8 million, respectively, compared to $7.0 million and $12.4 million for Q2 2012 and YTD 2012, respectively. This is a direct result of increased expenditures on exploration and plant expansion.

Cash flow used in financing activities for Q2 2013 and YTD 2013 was $0.2 million and $0.5 million, respectively, compared to cash flow provided by financing activities of $0.2 million and $1.3 million during Q2 2012 and YTD 2012, respectively. Cash flow from shares issued for cash was $0.2 million during Q2 2013 and YTD 2013, compared to $0.7 million and $2.3 million during Q2 2012 and YTD 2012, respectively.

At the Gold Property, a significant amount of the operating expenditures are denominated in Mexican pesos, while a significant amount of Vancouver office costs in Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During the current period, the Mexican peso averaged MXP 12.47 to $1.00, and the Canadian dollar averaged C$1.02 to $1.00, compared to MXP 13.50 to $1.00, and C$1.01 to $1.00 during Q2 2012.

Capital resources

The capital of the Company consists of the consolidated equity and the loan facility, net of cash.

	June 30,	December 31,
	2013	2012
Equity	$164,056	$148,060
Loan facility	17,055	17,641
	181,111	165,701
Less: Cash	(14,362)	(24,188)
	$166,749	$141,513

At June 30, 2013, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

The capital resources of the Company have increased to $166.7 million from $141.5 million at December 31, 2012 due to the continued profitability of the Company.

The old debt agreement provided for a lump sum payment of principal on maturity in July 2012, with interest paid at the rate of 1% per month. The loan is secured by among other things, a first charge on the assets of Molimentales del Noroeste, SA de CV. On July 5, 2012, the Company extended its long-term debt in the form of a loan facility. The new C$18.0 million loan facility will be repayable in full on or before December 31, 2013. The interest rate on the loan facility will be at 8% per annum. As part of the terms to the extension, the Company paid a fee to the lender of 2% of the loan facility value, payable in common shares of the Company priced at a 10% discount to the 10 day weighted average closing price of the shares. In the event the loan facility was not repaid by July 5, 2013, a further fee of 1% of the loan facility amount outstanding on that date was to be paid to the lender in shares priced at the same discount on that date. During Q2 2013, the Company negotiated with the lender to have this anniversary fee waived.

NON-GAAP MEASURES

Cash cost per gold ounce

Cash cost per gold ounce on a by-product basis is a non-GAAP performance measure that management uses to assess the Company’s performance for the current period and its expected performance in the future. The Company has included the non-GAAP performance measure of cash cost per gold ounce on a by-product basis throughout this document.

The Company reports the cash cost per gold ounce on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. As such, it is unlikely to be comparable to similar measures presented by other issuers. In reporting the cash cost per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute Standard.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measure of performance prepared in accordance with GAAP.

The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits from operating production costs and dividing by the total number of gold ounces sold.

The following table provides a reconciliation of the cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Production costs	$20,020	$17,021	$40,525	$32,606
Less: By-product silver credits	274	369	643	768
Cash costs on by-product basis	19,746	16,652	39,882	31,838
Divided by gold sold (oz)	28,024	23,499	56,666	44,734
Total by-product cash cost per gold ounce	$705	$709	$704	$712

For further details on the calculation of production costs, refer to the notes to the interim financial statements. Cash cost per gold ounce is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate this measure differently.

All-in sustaining cash cost per gold ounce

Following a non-GAAP initiative within the gold mining industry, the Company has adopted an all-in sustaining cash cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council during Q2 2013.

All-in sustaining cash costs on a by-product basis include total production cash costs, costs associated with mining the non-current unprocessed stockpile, corporate and administrative expenses, and sustaining capital expenditures. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Production costs	$20,020	$17,021	$40,525	$32,606
Stockpile costs	907	1,556	1,669	3,140
Corporate and administrative expenses	2,471	4,512	5,555	9,353
Sustaining capital expenditures	839	746	1,811	1,724
Less: By-product silver credits	274	369	643	768
All-in sustaining cash costs	23,962	24,629	48,917	47,550
Divided by gold sold (oz)	28,024	23,499	56,666	44,734
Total all-in sustaining cash cost per gold ounce	$855	$1,048	$863	$1,067

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CHANGES IN ACCOUNTING STANDARDS

The Company has applied new and revised IFRS standards in the interim financial statements and has recast the 2012 comparative periods as disclosed in note 3a)ii to the interim financial statements. The most significant of these standards is the following:

Stripping costs in the production phase of a surface mine

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 includes guidance on transition for pre-existing stripping assets.

The Company has determined that the impact of the above standard is material to its interim financial statements due to changes to significant estimates and assumptions concerning componentization, capitalization, and depletion, as well as the elimination of pre-existing stripping assets that no longer existed at the start of the comparative period.

The adoption of the standard had the following impact on the consolidated statements of financial position at January 1, 2012 and at December 31, 2012:

	At January 1, 2012			At December 31, 2012
	As			As
	Previously	IFRIC 20	Adjusted	Previously	IFRIC 20	Adjusted
	Reported	Adjustment	Balance	Reported	Adjustment	Balance
Inventories	$29,183	$-	$29,183	$32,876	$(492)	$32,384
Mineral properties, plant and equipment, exploration and evaluation (1)	$107,677	$(1,985)	$105,692	$136,312	$835	$137,147
Total assets	162,220	(1,985)	160,235	217,304	343	217,647
Deferred income tax	$22,562	$(566)	$21,996	$29,481	$98	$29,579
Retained earnings	$9,801	$(1,419)	$8,382	$45,869	$245	$46,114

(1)

The impact of IFRIC 20 applies to the deferred stripping balance previously disclosed of $25.2 million at December 31, 2012 (January 1, 2012 - $21.3 million). The adjustment shown is the change to the deferred stripping balance, net of accumulated depreciation.

The adoption of the standard had the following impact on the consolidated statements of earnings and total comprehensive income for the year ended December 31, 2012:

		Year ended
	December 31, 2012
	As
	previously	IFRIC 20	Adjusted
	reported	adjustment	balance
Cost of sales (1)	$79,579	$(2,328)	$77,251
Profit before income tax	$57,139	$2,328	$59,467
Deferred income tax	6,919	664	7,583
Earnings and total comprehensive income for the period	$36,068	$2,992	$39,060

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

(1)

Cost of sales includes depreciation and depletion. The decrease of $2.3 million for the year ended December 31, 2012 cost of sales includes a reduction of $3.8 million to costs of contract mining and a $1.5 million increase to depreciation and depletion.

The adoption of the standard had the following impact on the consolidated statements of earnings and total comprehensive income for the three and six months ended June 30, 2012:

	Three months ended			Six months ended
	June 30, 2012			June 30, 2012
	As			As
	previously	IFRIC 20	Adjusted	previously	IFRIC 20	Adjusted
	reported	adjustment	balance	reported	adjustment	balance
Cost of sales (1)	$20,074	$(771)	$19,303	$38,238	$(1,131)	$37,107
Profit before income tax	$12,721	$771	$13,492	$24,145	$1,131	$25,276
Deferred income tax	1,948	220	2,168	2,761	322	3,083
Earnings and total comprehensive income for the period	$6,163	$552	$6,715	$10,964	$809	$11,773

(1)

Cost of sales includes depreciation and depletion. The decrease of $0.8 million for the three months ended June 30, 2012 cost of sales (six months ended June 30, 2012 - $1.1 million) includes a reduction of $1.2 million (six months ended June 30, 2012 - $1.7 million) to costs of contract mining and an increase of $0.4 million (six months ended June 30, 2012 - $0.6 million) to depreciation and depletion.

The adoption of the standard had the following impact on the consolidated statements of cash flows for the three and six months ended June 30, 2012:

	Three months ended			Six months ended
	June 30, 2012			June 30, 2012
	As			As
	previously	IFRIC 20	Adjusted	previously	IFRIC 20	Adjusted
	reported	adjustment	balance	reported	adjustment	balance
Profit before income tax	$12,721	$771	$13,492	$24,145	$1,131	$25,276
Depletion and depreciation	$1,889	$393	$2,282	$3,937	$564	$4,501
Inventories	(1,573)	417	(1,156)	(5,453)	1,185	(4,268)
Cash provided by operating activities	$8,029	$1,581	$9,610	$19,465	$2,881	$22,346
Cash used in investing activities	$(5,414)	$(1,581)	$(6,995)	$(9,478)	$(2,881)	$(12,359)
Cash provided by financing activities	$208	$-	$208	$1,253	$-	$1,253

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s CEO and CFO have concluded that these controls and procedures have been designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

There have been no changes in the Company’s internal control over financial reporting during Q2 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A for the year ended December 31, 2012.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action.

All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries.Forward-looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” in the MD&A for the year ended December 31, 2012.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Lawrence A. Dick, PhD, P.Geo, a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.